Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS FOURTH-QUARTER AND FULL-YEAR

2013 RESULTS

MONTERREY, MEXICO, FEBRUARY 6, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales increased by 4% during the fourth quarter of 2013 to approximately U.S.$3.9 billion and increased by 2% for the full year to U.S.$15.2 billion versus the comparable periods in 2012. Operating EBITDA increased by 4% during the fourth quarter of 2013 to U.S.$642 million and increased 1% for the full year to U.S.$2.6 billion versus 2012. On a like-to-like basis for the ongoing operations, adjusting for currency fluctuations and also for the extraordinary favorable effect in 2012 resulting from the change of a pension plan in our Northern Europe region, full year 2013 operating EBITDA increased by 4% versus 2012.

CEMEX’s Consolidated Fourth-Quarter and Full-Year 2013 Financial and Operational Highlights

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The increase in consolidated net sales was due to higher volumes in the U.S., and in our Mediterranean, Northern Europe, Asia and South, Central America and the Caribbean regions, as well as higher prices of our products in local currency terms in most of our regions.

•	Operating earnings before other expenses, net, in the fourth quarter increased by 30%, to U.S.$359 million and increased 17%, to U.S.$1.5 billion, for the full-year 2013.

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Reporting a narrower controlling interest net loss of U.S.$255 million during the fourth quarter of 2013 from a loss of U.S.$494 million in the same period last year. For the full-year 2013 controlling interest net loss improved to U.S.$843 million from a loss of U.S.$913 million in 2012.

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Operating EBITDA during the quarter increased by 4% to U.S.$642 million. For the full year 2013 operating EBITDA increased by 1% to U.S.$2.6 billion versus 2012. On a like-to-like basis and also adjusting for the pension plan effect, full-year 2013 operating EBITDA increased by 4%.

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Operating EBITDA margin remained flat during the quarter, on a year-over-year basis, reaching 16.6%. For the full year operating EBITDA margin decreased by 0.1 percentage points to 17.4% versus 2012. Adjusting for the pension plan effect, operating EBITDA margin during 2013 increased by 0.3 percentage points versus 2012.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$216 million, compared with U.S.$228 million in the same quarter of 2012.

Fernando A. González, Executive Vice President of Finance and Administration, said: “During 2013 we continued to deliver. This is our third consecutive year of EBITDA growth, driven by improvement in pricing and volume in most of our regions, the favorable operating leverage effect in the U.S., as well as our continued initiatives to improve our operating efficiency.

Last year, we continued to successfully access the capital markets, issuing US$3.1 billion in four separate transactions. Our financial initiatives done during the year are expected to represent annual cash interest savings of approximately US$55 million. We are pleased with the way our credit continues to re-rate.

We also remain focused on value creation, proactively improving our operating performance by focusing on pricing, value-added products and services, maintaining our cost discipline and outsourcing support activities, while at the same time we continue to look for ways to optimize our portfolio.”

Consolidated Corporate Results

During the fourth quarter of 2013, controlling interest net income was a loss of U.S.$255 million, an improvement over a loss of U.S.$494 million in the same period last year.

Total debt plus perpetual notes increased by U.S.$340 million during the quarter.

Geographical Markets Fourth-Quarter 2013 Highlights

Net sales in our operations in Mexico decreased 6% in the fourth quarter of 2013 to U.S.$785 million, compared with U.S.$832 million in the fourth quarter of 2012. Operating EBITDA decreased by 17% to U.S.$247 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$819 million in the fourth quarter of 2013, up 8% from the same period in 2012. Operating EBITDA increased to U.S.$77 million in the quarter, versus a gain of U.S.$13 million in the same quarter of 2012.

In Northern Europe, net sales for the fourth quarter of 2013 increased 5% to U.S.$1.1 billion, compared with U.S.$1.0 billion in the fourth quarter of 2012. Operating EBITDA was U.S.$79 million for the quarter, 1% lower than the same period last year.

Fourth-quarter net sales in the Mediterranean region were U.S.$394 million, 11% higher compared with U.S.$354 million during the fourth quarter of 2012. Operating EBITDA decreased 5% to U.S.$78 million for the quarter versus the comparable period in 2012.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$577 million during the fourth quarter of 2013, representing an increase of 11% over the same period of 2012. Operating EBITDA increased 15% to U.S.$183 million in the fourth quarter of 2013, from U.S.$159 million in the fourth quarter of 2012.

Operations in Asia reported a 4% decrease in net sales for the fourth quarter of 2013, to U.S.$133 million, versus the fourth quarter of 2012, and operating EBITDA for the quarter was U.S.$32 million, up 12% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.